SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 810, Level 8

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                            .)

Attached to this Report on Form 6-K is a press release issued by the registrant on May 22, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: May 30, 2003	By	/s/ ROLAND W. KOHL
Roland W. Kohl Chief Executive Officer

[LETTERHEAD OF PONDELWILKINSON MS&L]

CONTACT:

Roger S. Pondel

PondelWilkinson MS&L

323.866.6006

investor@pondel.com

NEWS RELEASE	HIGHWAY HOLDINGS SHIFTS STRATEGY FOR KEY OPERATING UNIT TO FOCUS ON MORE CUSTOMIZED BUSINESS

—Change in Direction Expected to Enhance Efficiencies, Profitability—

HONG KONG — May 22, 2003 – Highway Holdings Limited (NASDAQ:HIHO) said it has started to implement a major change in strategy for its metal manufacturing division, Nissin Precision Metal Manufacturing Limited, to focus on producing more customized components, subassemblies and complete assemblies. Since such products require utilization of more of the company’s vertical integrated technologies, Highway Holdings believes it will be able to realize greater efficiencies and achieve increased revenues and higher margins than on commodity metal parts.

The company said its decision, in part, reflects significant orders for customized products that it has received from a number of global companies that have increased their business with Nissin several fold during the past years. The shift is expected eventually to reduce production of small size orders and orders for parts with low margins, as well as lowering the total number of customers.

Exemplifying its strategic direction, Highway Holdings said that during the past year, it received about $4 million in orders from the LCS subsidiary of Osram/Siemens to produce metal cases for electronic switching gear used in neon lamps, many of which go to the US-market under the Sylvania brand, an Osram subsidiary. Highway Holdings also said it received approximately $3 million in orders last year from Katoh Electrical Manufacturing Co. Ltd, for whom it

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Highway Holdings Limited

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produces spring packs for photocopiers and friction hinges for laptop computers and LCD displays, many of which go to the US market inside IBM products. Both companies have been steadily increasing their orders, as have such other customers as Miele and Grothe, a Urmet Dormus company.

“In taking an in-depth look at our business, we have determined that focusing on the manufacturing of functional units and specialized products for larger-scale customers will enable us to better attract new business of that magnitude,” said Roland Kohl, Highway Holdings’ chief executive officer. “At the same time, we believe our new strategy provides for better operating efficiencies and, hence, greater long-term profitability.”

Metal manufacturing currently accounts for more than half of Highway Holdings’ total annual sales.

Highway Holdings manufactures a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

Except for the historical information contained herein, the matters discussed in this press release, including the benefits of shifting the company’s strategy at its metal manufacturing operation, are forward-looking statements, which involve risks and uncertainties including but not limited to economic, competitive, governmental, political, technological factors and health issues affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s periodic and annual reports on Form 20-F.

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